SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   PAXAR CORP.
          ------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
          ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    704227107
          ------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JOEL M. FRANK
                              OZ MANAGEMENT, L.L.C.
                         9 WEST 57TH STREET, 39TH FLOOR
                               NEW YORK, NY 10019
                                  212-790-0000

  ----------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 APRIL 23, 2007
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  704227107            Schedule 13D/A              Page 2 of 6 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      OZ Management, L.L.C.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                             7.  Sole Voting Power

                                 2,057,188
NUMBER OF
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.  Shared Voting Power
OWNED BY
EACH                             0
REPORTING                    ---------------------------------------------------
PERSON WITH                  9.  Sole Dispositive Power

                                 2,057,188
--------------------------------------------------------------------------------
                             10. Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,057,188
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      4.95%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IA
--------------------------------------------------------------------------------

CUSIP No.  704227107            Schedule 13D/A              Page 3 of 6 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Daniel S. Och
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                             7.  Sole Voting Power

                                 2,057,188
NUMBER OF
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.  Shared Voting Power
OWNED BY
EACH                             0
REPORTING                    ---------------------------------------------------
PERSON WITH                  9.  Sole Dispositive Power

                                 2,057,188
--------------------------------------------------------------------------------
                             10. Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,057,188
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      4.95%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No.  704227107            Schedule 13D/A              Page 4 of 6 Pages


Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on April 5, 2007 (the "Original Schedule 13D"). This Amendment No. 1 is being filed by OZ Management, L.L.C. ("OZ"), a Delaware limited liability company and Daniel S. Och ("Mr. Och" and collectively, with OZ, the "Reporting Persons"). This Amendment No. 1 relates to the shares (the "Shares") of common stock, $0.10 par value (the "Common Stock"), of Paxar Corp. (the "Issuer"), and reports only information that has materially changed since the filing of the Original Schedule 13D.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file jointly was previously filed as Exhibit 1 to the Original Schedule 13D.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 1. Mr. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in the Original Schedule 13D and this Amendment No. 1.

Each of the Reporting Persons disclaim beneficial ownership of all of the Shares reported in the Original Schedule 13D and this Amendment No. 1.

As the Reporting Persons no longer beneficially own, in the aggregate, greater than 5% of the Shares, this Amendment No. 1 constitutes an "exit filing" and the Reporting Persons do not intend to file any further updates or amendments to the Original Schedule 13D.

CUSIP No.  704227107            Schedule 13D/A              Page 5 of 6 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

          (a) The Reporting Persons may be deemed to beneficially own 2,057,188 Shares of Common Stock, constituting approximately 4.95% of the 41,554,469 Shares of Common Stock outstanding as of April 23, 2007, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 8-K filed on March 23, 2007.

          (b) The Reporting Persons have sole voting and dispositive powers over the 2,057,188 Shares of Common Stock reported herein.

          (c) The following transactions in the Shares of Common Stock were effected by the Reporting Persons since the filing of the Original Schedule 13D. All of the Shares of Common Stock were sold in open market transactions.


           Date         Purchase/Sale     Number of Shares     Price per Share
         ---------      -------------     ----------------     ---------------
         4/23/2007           Sale             928,400              $29.94
         4/24/2007           Sale             175,000              $29.90


          (e)  April 24, 2007

CUSIP No.  704227107            Schedule 13D/A              Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2007


                                      OZ Management, L.L.C.

                                      By: /s/ Daniel S. Och
                                         ---------------------------
                                         Name:  Daniel S. Och
                                         Title: Senior Managing Member

                                         /s/ Daniel S. Och
                                         ---------------------------
                                         Daniel S. Och